600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com

January 25, 2008

Ms. Carmen Moncada-Terry

Attorney Advisor

Securities and Exchange Commission

100 F Street NE, Mail Stop 7010

Washington, D.C. 20549-7010

Re:	Cheniere Energy, Inc.

Definitive Proxy Statement on Schedule 14A

Filed April 12, 2007

File No. 1-16383

Dear Ms. Moncada-Terry:

On behalf of Cheniere Energy, Inc., a Delaware corporation (the “Company”), we enclose the response of the Company to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 11, 2008, with respect to the Company’s Definitive Proxy Statement on Schedule 14A filed April 12, 2007 (File No. 1-16383) (the “Filing”). For your convenience, the response is prefaced by the exact text of the Staff’s comment.

The Company acknowledges the following: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Filing; (ii) Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the Filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Sincerely,

/s/ Meredith S. Mouer
Meredith S. Mouer

Enclosure

cc:	Zurab S. Kobiashvili (Cheniere Energy, Inc.)

Austin	Beijing	Dallas	Houston	London	Los Angeles	New York	The Woodlands	Washington, DC

Cheniere Energy, Inc.

Definitive Proxy Statement on Schedule 14A (File No. 1-16383)

Response to SEC Comment Letter dated January 11, 2008

Definitive Proxy Statement on Schedule 14A

Annual Incentive, page 18

1.	We note your response to prior comment 5. It does not appear that your response fully addresses the comment. We therefore reissue the comment in part. Please explain how the 62.5% of maximum bonus opportunity was determined in light of the company’s failure to achieve its performance targets.

Response:

At the top of page 20 of our 2006 proxy statement, we explain that the pre-established Section 162(m) performance goals (an increase in total stockholder return by 15% or more and an increase in net asset value per share of 15% or more) required to generate a 2006 bonus pool were not achieved. However, Cheniere is in the process of constructing an LNG regasification terminal, an interstate pipeline and a marketing company with offices in Houston, London and Paris. The capital cost for the terminal and pipeline is currently estimated to be approximately $1.9 to $2.05 billion and is expected to commence commercial operations during the second quarter of 2008. It is anticipated that Cheniere’s employment base from the second quarter of 2005 to the second quarter of 2008 will grow by over ten times. For these reasons, management strongly believed it was crucial to make 2006 incentive awards so that we would not lose key employees and we could continue to recruit high caliber talent at such a critical time in the Company’s development. Management and the Compensation Committee reviewed the status of the Company’s performance against the 2006 corporate goals as well as market data provided by our outside compensation consultant for incentive opportunities at companies with which we compete for talent to determine the appropriate amount to pay for 2006 incentive awards. Management recommended and the Compensation Committee agreed that 2006 incentive awards would be paid to the executives at 62.5% of individual maximum bonus opportunities. It was agreed that 2006 incentive awards paid at 62.5% of individual maximum bonus opportunities was aligned with the total compensation philosophy of companies that we compete with for executive talent and was fair and reasonable in light of the Company’s strong performance measured against the 2006 corporate goals. The awards were paid to the executive officers 100% in restricted stock, vesting over a three year period, which we believe promotes retention, aligns our management team with our stockholders and encourages our executives to achieve our primary business goals by ensuring that our executives have a stake in the Company.